FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

December 02, 2003

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: March 24, 2004

MTS Increases Ownership in its Novosibirsk Subsidiary

Moscow, Russian Federation – March 19, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that it has acquired an additional 11% of Siberian Cellular Systems-900 (SCS-900). As a result of this transaction, MTS now owns 99.5% of the company.

In line with its strategy to consolidate ownership in its subsidiaries, MTS has acquired an additional 11% stake in SCS-900 from a private company for $8.5 million, increasing its ownership to 99.5%.

SCS-900 is a leading mobile operator in the Novosibirsk region (population 2.7 million) and the Altai Republic (population 202,000), providing services to approximately 512,800 subscribers. SCS-900 operates under the MTS brand and offers the complete range of MTS’ national products.

SCS-900’s net revenue for the first nine months of 2003 was $47.7 million, its operating income was $23.0(1) million and net income was $16.6 million. ARPU for the same period was at $14.6. SCS-900’s net debt as of September 30, 2003 was approximately $2.4 million.

According to the independent market research agency, AC&M-Consulting, mobile penetration in the Novosibirsk region was at 27.3% and SCS-900’s market share was approximately 60% as of December 31, 2003.

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For further information, contact:

Mobile TeleSystems, Moscow Investor and Public Relations Andrey Braginski	tel: +7 095 911 6553 e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 18.25 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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(1) Appreciation and amortization charges for the first nine months of 2003 were $5.4 million.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors," that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

MTS Completes an Important Step Towards Providing for GDR Fungibility

Moscow, Russian Federation – March 12, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that the Russian Federal Commission for Securities Market (FCSM) has approved an increase in the number of the company’s shares to be available for trading outside of Russia by 22.5% of total. Combined with the existing 17.3% of total shares on the market in the form of ADRs, this brings the total limit of MTS’ shares approved for trading abroad up to 40%, clearing the way to provide for the fungibility of GDRs into ADRs.  No further approvals are required from the Russian regulators.

MTS will have to make a filing with the US SEC and ensure the necessary arrangements are completed with JP Morgan, a depository of MTS’ ADRs, to organize the fungibility of GDRs.  These procedures will take up to two weeks.

MTS’ free float is approximately 22.5%, of which 17.5% are traded in the form of Level 3 ADRs on the New York Stock Exchange (NYSE) and another 5% in the form of GDRs on European Exchanges.  MTS’ GDRs were put on the market as a result of the sale of a part of Deutsche Telekom’s stake in MTS to the public market. MTS shares are also traded in Russia on MICEX. Fungibility will permit shareholders to convert between local shares, ADRs and GDRs.

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For further information contact:

Mobile TeleSystems, Moscow Investor and Public Relations Andrey Braginski	tel: +7 095 911 6553 e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 18.25 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors," that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.